AMENDED

15027287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC MAIL PROCESSING RECEIVED JUL 13 2015 WASH, D.C. 196 SECTION

SEC FILE NUMBER
8- 52503

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DASH FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 W. Van Buren, 4th Floor
(No. and Street)

Chicago (City) Illinois (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McEnroe Bennett (847) 550-1743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave, Fl#32 (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 13 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Maragos, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dash Financial LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Executive Officer

Title

PATRICIA MCENROE BENNETT
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 20, 2017

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

DASH FINANCIAL LLC

Facing Page

Oath of Affirmation

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dash Financial, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Dash Financial, LLC as of December 31, 2014. The statement of financial condition is the responsibility of Dash Financial, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Dash Financial, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, the 2014 statement of financial condition has been restated to correct an error related to the acquisition of certain intangible assets.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 24, 2015

Dash Financial LLC

Statement of Financial Condition

As of December 31, 2014

Assets

Cash	$	4,566,402
Cash segregated in compliance with federal regulations		3,043,168
Receivable from clearing organizations and brokers		1,248,861
Deposits with clearing organizations		786,473
Accounts receivable (less allowance doubtful accounts of $1,407)		2,382,459
Intangible assets (restated)		7,500,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,630,780)		494,614
Other assets		158,745
	$	20,180,722

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	2,110,689
Reserve for liabilities		1,431,522
		3,542,211
Members' equity (restated)		16,638,511
	$	20,180,722

See notes to financial statements.

Notes to Financial Statements
As of and for the Year Ended December 31, 2014

1. Organization

Dash Financial LLC. (the "Company"), a Delaware limited liability company, was formed on January 1, 2002. The Company is a wholly-owned subsidiary of Dash Financial Holdings, LLC ("DFH"). The Company officially changed its name on March 11, 2014 from Electronic Brokerage Systems, LLC to Dash Financial LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority, and is a member of all the principal U.S. securities and options exchanges. Additionally, the Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

2. Restatement

It was discovered during April of 2015, in connection with the audit of DFH, that the accounting treatment of the intellectual property acquired from SDS Financial Technologies, Inc. (SDS) by DFH in November 2014 was not properly reflected on the statement of financial condition of the Company. It should be noted that although the transaction was between SDS and DFH, the rights to the intangible assets acquired by DFH were simultaneously assigned to the Company. Based on the terms of the acquisition, management has estimated that the fair value of this intellectual property approximates $7,500,000. The acquisition of the intangible assets had no effect on the net income or net capital of the Company. Dash Financial LLC's financial 2014 statements have been restated to properly account for the acquisition of the intangible assets as a non-cash equity contribution. The following is a summary of accounts affected by the restatement:

	Previously Reported	Adjustments	Restated
Statement of Financial Condition as of December 31, 2014			
Intangible assets	$ -	$7,500,000	$ 7,500,000
Total assets	12,680,722	7,500,000	20,180,722
Member's equity	9,138,511	7,500,000	16,638,511
Statement of Income for the Year Ended December 31, 2014			
There is no effect on the Statement of Income			
Statement of Changes in Member's Equity as of December 31, 2014			
Contribution of Intangible Assets	$ -	$7,500,000	$ 7,500,000
Member's equity as of December 31, 2014	9,138,511	7,500,000	16,638,511
Statement of Cash Flows for the Year Ended December 31, 2014			
There is no effect on the Statement of Cash Flows			
Supplemental Schedule of Computation of Net Capital			
1. Total ownership equity	$9,138,511	$7,500,000	$16,638,511
6. A. Total non-allowable assets	2,549,369	7,500,000	10,049,369
There is no effect on calculated Net Capital			

DASH FINANCIAL LLC

Notes to Financial Statements, Continued
As of and for the Year Ended December 31, 2014

3. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Revenue and Expense Recognition
Fee income and related expenses are recorded on an accrual basis. Credits received from the exchanges are netted against related expenses incurred; the Company incurs these expenses and credits on behalf of its clients. The Company passes along these fees to each respective cost plus client, resulting in an increase and decrease in an expense account. The credits received, and the exchange fees passed through to clients are not revenue; the Company is an intermediary simply passing along fees and/or credits generated by client activity.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2010.
Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Depreciation and Amortization
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes.
Intangible assets consist of software and customer lists that are amortized on a straight-line basis over their useful life. For the year ended December 31, 2014, depreciation and amortization expense totaled $148,608.

Foreign Currency Transactions
Assets denominated in foreign currencies are translated to U.S. dollars at the closing rates of exchange at December 31, 2014.

Intangible Assets (restated)
Intangible assets consist entirely of the indefinite life intellectual property acquired from SDS as further discussed in Note 2. These assets are reported at their fair market value at the time of contribution based on a non-recurring Level 3 fair value measurement. The Company's policy is to review intangible assets for impairment on an annual basis. Management has determined that the intangible assets have not been impaired for the year ending December 31, 2014.

DASH FINANCIAL LLC

Notes to Financial Statements, Continued
As of and for the Year Ended December 31, 2014

4. Related-Party Transactions (restated)

A member of DFH was also a shareholder of SDS Financial Technologies, Inc. ("SDS"), the Company's electronic trading technology vendor. In 2014 the Company paid SDS $320,000 in electronic trading technology license fees. In November 2014, DFH and SDS entered into a Contribution and Exchange Agreement whereby SDS contributed all of its technology assets to DFH in exchange for a Membership Interest in DFH. There are no residual licensing agreements between DFH and SDS or between the Company and SDS. As discussed in Note 2, the acquired intellectual property was assigned to the Company. Accordingly, the Company has recorded an intangible asset in the amount of $7,500,000.

5. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2014 totaled $307,498.48. The annual rental commitments for the office facilities are approximately as follows as of December 31, 2014.

Year Ending December 31	Operating Leases
2015	$ 176,960
2016	169,430
2017	174,374
2018	179,317
2019	184,261
Total	**$ 884,342**

The Company entered into a commitment in January 2015 for New York office space. The new obligation would read:

Year Ending December 31	Operating Leases
2015	$ 381,335
2016	421,425
2017	433,298
2018	452,678
2019	207,041
Total	**$1,895,776**

DASH FINANCIAL LLC

Notes to Financial Statements, Continued
As of and for the Year Ended December 31, 2014

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

7. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $6,589,086 and $250,000, respectively.

8. Litigation and Contingencies

In the normal course of operations, the Company may be subject to other litigation and claims. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

9. Subsequent Events

The Company has entered into a lease agreement for the New York office as noted in Commitments. The Company's management has evaluated events and transactions through June 24, 2015 the date the financial statements were issued, noting no other material events requiring disclosure in the Company's financial statements.